Exhibit 99.(a)(5)(B)



NEWS RELEASE


               MID-WISCONSIN FINANCIAL SERVICES, INC. ANNOUNCES
                  RESULTS OF SELF-TENDER FOR ITS COMMON STOCK


      MEDFORD, Wisconsin (February 6, 2006) - Mid-Wisconsin Financial Services, Inc. (OTC Bulletin Board - MWFS) announced today the results of its self-tender offer which began on December 15, 2005 and expired January 31, 2006.

      Mid-Wisconsin had offered to purchase up to 125,000 shares of its issued and outstanding common stock for $36.00 per share. A total of 83,670 shares, or approximately 4.91% of the company's outstanding common stock, was tendered to Mid-Wisconsin. Mid-Wisconsin has accepted all of the 83,670 shares for purchase in connection with its tender offer. Following the purchase of accepted shares, Mid-Wisconsin will have 1,619,907 shares of its common stock outstanding.

      James F. Warsaw, President and CEO of Mid-Wisconsin, said: "Following the tender we will still exceed all minimum capital requirements and are well positioned for continued growth. The favorable response to our tender offer reflected a number of factors, including tenders made as part of retirement planning and the need to provide liquidity for business purposes on the part of some of our shareholders."

      Mid-Wisconsin Financial Services, Inc. is the holding company for Mid-Wisconsin Bank, a $423 million independent community bank serving numerous communities throughout central Wisconsin from its 13 offices.